EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2011

(In thousands)

Earnings
Net income before minority interest	$51,770
Equity earnings	(6,363)
Income distribution from equity investees	5,012
Minority interest in pretax income	(2,349)
Amortization of capitalized interest	389
Interest capitalized	(92)
Federal and state income taxes	30,771
Fixed charges	16,066
Total Earnings as Defined	$95,204

Fixed Charges
Interest expense on long-term debt and other	$14,549
Interest on rentals*	790
Amortization of debt issuance costs	512
AFUDC - borrowed funds	123
Capitalized interest	92
Total Fixed Charges	$16,066

Ratio of Earnings to Fixed Charges	5.93X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.